X-CHANGE FINANCIAL ACCESS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO SEC RULE 17a-5
AND CFTC REGULATION 1.10

DECEMBER 31, 2020
(Confidential)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

X-CHANGE FINANCIAL ACCESS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 South Financial Place, Suite 2900
(No. and Street)

Chicago   **Illinois**   **60605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Oulvey   **(847) 712-8870**
(Name)   (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, David E. Oulvey _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
X-Change Financial Access LLC _____ , as
of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public



JENNIFER A LENKIEWICZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
X-Change Financial Access, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of X-Change Financial Access, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of X-Change Financial Access, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of X-Change Financial Access, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to X-Change Financial Access, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as X-Change Financial Access, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of X-Change Financial Access, LLC's financial statements. The supplemental information is the responsibility of X-Change Financial Access, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2021

X CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 7,399,719
Brokerage fees receivable	5,566,073
Receivable from clearing organization	1,064,715
Receivable from exchange	289,026
Receivables from broker-dealers and futures commission merchants	342,001
Other assets	671,631
TOTAL ASSETS	**$ 15,333,165**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 946,302
Commissions payable	3,407,451
Total Liabilities	4,353,753
Member's Capital	10,979,412
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 15,333,165**

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2020

REVENUES	
Brokerage fee income	$ 70,790,719
Other income	13,471
Total Revenues	70,804,190
OPERATING EXPENSES	
Guaranteed payments	22,193,719
Other compensation and related benefits	19,186,824
Clearing, execution & related exchange expenses and fees	9,704,553
Commissions	7,023,559
Communications	2,024,449
Occupancy	335,102
Professional fees	204,609
Other operating expenses	2,013,750
Total Operating Expenses	62,686,565
NET INCOME	$ 8,117,625

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2020

Balance-Beginning of Year	$ 9,339,287
Distributions to Member	(6,477,500)
Net Income	8,117,625
Balance-End of Year	$10,979,412

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities	
Net Income	$ 8,117,625
Adjustments:	
Decrease in brokerage fees receivable, net	1,289,073
Increase in receivable from exchange	(4,372)
Decrease in receivables from broker-dealers	
and futures commission merchants	355,319
Decrease in receivable from clearing	
organization	946
Decrease in other assets	14,550
Decrease in accounts payable	
and accrued expenses	(584,871)
Increase in commissions payable	1,481,277
Decrease in guaranteed payments payable	(2,440,139)
Net Cash Flow Provided (Used) by	
Operating Activities	8,229,408
Cash Flows from Financing Activities	
Distributions to Member	(6,477,500)
Net Cash Flow Provided (Used) by	
Financing Activities	(6,477,500)
Net Increase (Decrease) in Cash	
and Cash Equivalents	1,751,908
Cash and Cash Equivalents Balance	
at December 31, 2019	5,647,811
Cash and Cash Equivalents Balance	
at December 31, 2020	$ 7,399,719

See accompanying notes

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), an Illinois limited liability company, was organized on April 9, 2001. Prior to November 14, 2020 XFA Holdings LLC ("Holdings") was the Company's sole member. As of the close of business November 13, 2020 Holdings sold their sole membership interest to Marex North America Holdings Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The company is a member of the Chicago Board Options Exchange (CBOE) which is also its DEA. It is also a member of NYSE ARCA, NYSE American, MIAX, CFE and NASDAQ/ISE. The Company is a clearing member of the Options Clearing Corporation (the "OCC"). The company is registered as an Introducing Broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The company's principal business activity is executing securities, commodity futures and options transactions on an agency basis.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. That guidance was amended to require broker-dealers to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Each time a customer enters into a buy or sell transaction, the Company charges a brokerage commission. Brokerage income and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company. Brokerage related expenses, including commissions or fees paid to internal and external parties, are recognized when incurred.

Securities Transactions - Brokerage fee income is recorded at the time of the transaction. Futures commission revenue and related expenses are recognized on a trade-date basis. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2020, a significant credit concentration consisted of cash balances with BMO Harris Bank of approximately $7.3 million. Management believes the Company does not have significant exposure to any credit risk on cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for leases – In February 2016 the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning January 1, 2019 and elected to use the effective date as the date of initial application. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information see Note 8—Commitments. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease classification and initial direct costs. In addition the Company has elected to apply the short-term lease exception for lease arrangements with maximum lease terms of 12 months or less. The Company elected to not apply the use-of-hindsight practical expedient and the practical expedient relating to land easements is not applicable.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Adoption of the standard did not have a material impact on the Company's results of operations or cash flows. At adoption, the Company recognized a lease liability of $321,708, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liability are based on current period interest expense and cash payments. The company also recognized a ROU asset of $288,591 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13)*. The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportive forecasts. ASU 2016-13 replaces the existing incurred credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. The Company has determined that this ASU does not have a material impact on its financial statements.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When applicable, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

At December 31, 2020, the Company had no assets or liabilities classified as Level 1, Level 2 or Level 3.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2020 was $94,224 and was recorded as an expense for the year ended December 31, 2020.

NOTE 4 - INCOME TAXES

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the Parent. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2017, 2018 and 2019. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined.

At December 31, 2020, the Company's net capital and required net capital were $9,254,644 and $250,000, respectively.

Additionally, as a clearing member of the Options Clearing Corporation (the "OCC"), the Company is required to maintain net capital of $2,500,000.

NOTE 6   FINANCIAL INSTRUMENTS

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not engage in the proprietary trading of derivatives.

The Company engaged in futures non-clearing activities in which counterparties primarily include broker-dealers, other futures commission merchants and other brokers. In the event counterparties did not fulfill their obligations, the Company could have been exposed to risk. The risk of default depended on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7   GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of a clearing organization that clears derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the

NOTE 7 - GUARANTEES – (Continued)

Company's guarantee obligation would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under the membership agreement cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under the agreement is remote.

NOTE 8 - COMMITMENTS

The Company leases its primary business location in Chicago under an operating lease through April 2021. The Company is also subject to its proportionate share of the building's operating expenses.

The following table presents the maturities of lease liabilities under the Company's operating lease:

Year Ending December 31, 2020	Totals
2021	54,894
Total lease payments	54,894
Imputed interest	(295)
Present value of lease liabilities	$ 54,599

Rent expense plus taxes and operating costs incurred for the above lease plus rent expense incurred for a short term lease totaled $301,761 for the year ended December 31, 2020 and is included in occupancy expense in the statement of income.

The Company used an incremental borrowing rate of 6% to determine the present value of the lease liability.

At December 31, 2020, the ROU asset totaled $44,267 and is included in other assets in the statement of financial condition. The lease liability totaled $54,599 and is included in accounts payable and accrued expenses in the statement of financial condition.

NOTE 9 – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 19, 2021, the date the financial statements were issued, noting no events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULE

Note: The Company is exempt from provisions of SEC Rule 15c3-3. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3 and the Information relating to the Possession or Control Requirements under Rule 15c-3-3 have not been provided.

X-CHANGE FINANCIAL ACCESS LLC

COMPUTATION OF NET CAPITAL (SEC)

DECEMBER 31, 2020

```
COMPUTATION OF NET CAPITAL
     Total member's capital                                        $10,979,412
     Deductions:
       Non-allowable assets:
         Brokerage fees receivable               $ 736,542
         Receivables from broker-dealers
            and futures commission merchants       318,091
         Other assets                              627,365   1,681,998
       Haircut on money market fund                              42,770

            NET CAPITAL                                         $ 9,254,644


COMPUTATION OF NET CAPITAL REQUIREMENT
     Minimum net capital requirement                            $         0

     Minimum dollar net capital requirement                     $   250,000

     Net capital requirement                                    $   250,000

     Excess net capital                                         $ 9,004,644
```

NOTE: There are no material differences between the
        computations above and the computations included
        in the Company's corresponding unaudited Form X-
        17A-5 Part II Filing as of December 31, 2020.`



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Sole Member and Management of
X-Change Financial Access, LLC

In planning and performing our audit of the financial statements of X-Change Financial Access, LLC (the "Company"), as of and for the year ended December 31, 2020, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of management and the Sole Member of X-Change Financial Access, LLC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2021



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of X-Change Financial Access, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) X-Change Financial Access LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company stated that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to executing brokerage orders, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2021



Rule 15c3-3 Exemption Report

X-Change Financial Access, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated be the Securities and Exchange Commission (17 C.F.R. Sec 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R Sec 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SRC Release No. 31-70073 adopting amendments to 17' CFR Sec 240.17a-5 because the Company limits its business activities exclusively to executing brokerage orders and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

X-Change Financial Access LLC

I, David E. Oulvey swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

David E. Oulvey
Chief Financial Officer

February 19, 2021

X-Change Financial Access LLC 425 S. Financial Place Suite 2900 Chicago, IL 60605